SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER:  000-31040
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(CHECK ONE):
|_| Form 10-K and Form 10-KSB      |_| Form 11-K
|_| Form 20-F      [X] Form 10-Q and Form 10-QSB      |_|  Form N-SAR

         For Period Ended: MARCH 31, 2005

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

         For the Transition Period Ended:  N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

        ADSERO CORP.
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        Full Name of Registrant

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        Former Name if Applicable

        2101-N NOBEL STREET
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        Address of Principal Executive Officer (Street and Number)

        SAINTE JULIE, QUEBEC J3E 1Z8
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        City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate)

         [X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [_] (c)The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Due to delays related to our expanded activities following our January 2005 acquisition of Teckn-O-Laser Global Company it has taken us longer than expected to complete our Quarterly Report on Form 10-QSB.

                          PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

       Scott E. Rapfogel Esq.        (212)                   400-6900
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              (Name)              (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                             [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the quarter ended March 31, 2005 we had revenues of approximately $7,400,000 and net income, after taxes, of approximately $400,000 as compared to revenue of $0 and a net loss of $696,173 for the quarter ended March 31, 2004. During the quarter ended March 31, 2005 we had cost of goods sold of approximately $5,400,000 and selling, general, and administrative expenses of approximately $1,100,000. The significant changes in our earnings statement data is directly attributable to our January 2005 acquisition of Teckn-O-Laser Global Company.

                                  Adsero Corp.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     May 16, 2005              By: /s/ William Smith
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                                        William Smith
                                        Secretary